================================================================================
                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of Ito-YokADo Co., Ltd.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    x                    Form 40-F
                         -------                          -------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                               No    x
                    -------                          --------

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2 (b). 82-      ]
                                        -----
================================================================================

[ATTACHED]

HANKI-HOKOKUSHO (INTERIM REPORT FOR THE SIX MONTHS ENDED AUGUST 31, 2002)
On November 28, 2002, this report was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

1.   Financial Highlights


                                                                               Millions of yen, except per-share data
                                                --------------------------------------------------------------------------
                                                             Six months ended                      Fiscal years ended
                                                                 August 31                             February 28
--------------------------------------------------------------------------------------------------------------------------
                                                2000         2001              2002              2001              2002
--------------------------------------------------------------------------------------------------------------------------
Revenues from operations                         --        1,573,238         1,657,078         2,959,355         3,195,919
Income from continuing operations
 before income taxes                             --          101,699            92,467           167,589           174,911
Net income                                       --           35,621             6,787            48,884            52,323

Shareholders' equity                             --        1,094,918         1,114,796         1,055,723         1,127,316
Total assets                                     --        2,377,150         2,412,984         2,241,830         2,379,894

Shareholders' equity per share(yen)              --         2,618.96          2,664.04          2,525.21          2,693.60
Net income per share (Basic)(yen)                --            85.20             16.22            118.70            125.20
Net income per share (Diluted)(yen)              --            85.10                --            118.57            125.05
Shareholders' equity ratio(%)                    --             46.1              46.2              47.1              47.4

Cash flows from operating activities             --          127,713           153,275           214,470           198,492
Cash flows from investment activities            --          (56,254)          (95,055)         (136,602)         (148,045)
Cash flows from financial activities             --           (4,003)           (4,473)          (24,059)          (58,465)
Cash and cash equivalents at end of year         --          620,607           598,038           551,298           546,758

Number of employees                              --           53,659            49,488            53,020            50,636
Number of part-time employees                    --           57,146            59,891            55,165            56,275

Notes:
1. The consolidated Financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. The figures for the six months ended August 31,2000, are not shown on the above table due to the reason that the Company started to file the semiannual report to Ministry of Finance Japan from six months ended August 31, 2001, upon adoption of the Regulations of Semiannual Consolidated Financial Statements that became effective on April 1, 2000.
3. Consumption taxes are excluded from the amounts of revenues from operations.
4. All net income per share data has been presented to confirm with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128. Basic net income per share amounts have been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share amounts reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the period. At August 31, 2002, there were no securities that have potential dilution effects.
5. At March 1, 2002, the Company adopted SFAS No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"). Prior period's (year's) amounts have been restated in accordance with the provisions of this statement.


2.   Operational results in the six months ended August 31, 2002

(1)  Overview

          In the six months ended August 31,2002, the Japanese economy showed signs of having hit bottom according to some economic indicators. Nonetheless, consumer spending and capital investments were both sluggish, and economic conditions in Japan remained challenging

          In the retail industry, sales were positively influenced by indications of an end to the declines in product sales prices and by hot summer weather. However, the employment situation and income levels remained weak, and consumers continued to show restraint in their purchasing behavior. Therefore, conditions in the retail industry were difficult overall.

          Ito-Yokado's consolidated revenues from operations increased 5.3%, to 1,657.1 billion yen, operating income was up 20.2%, to 100.8 billion yen, income from continuing operations before income taxes ("income before income taxes") was down 9.1%, to 92.5 billion yen, and net income decreased 80.9%, to 6.8 billion yen. Basic earnings per share were 16.22 yen, compared with 85.20 yen in the preceding interim period.


(2)  Segment Information

Business Segments Information

a.   Superstore Operations
          Revenues increased 2.2%, to 755.9 billion yen. Operating income was
     12.1 billion yen, compared with the operating loss of 0.1 billion yen during the six months ended August 31,2001. Income before income taxes was down 48.3%, to 11.1 billion yen. The IY Group business reengineering plan, implemented in Ito-Yokado superstores and other stores, began to show results during the interim period.


b.   Convenience store operations
          Revenues rose 8.1%, to 833.6 billion yen, operating income rose 11.1%, to 93.6 billion yen, and income before income taxes was up 6.4%, to 86.5 billion yen. Seven-Eleven Japan Co., Ltd. recorded increases in both revenues and profits. In addition, the yen-dollar exchange rate used in the consolidation of 7-Eleven, Inc.'s accounts was 129.71 yen, reflecting the depreciation of yen, compared with the same period of previous fiscal year, when the used rate was 120.52 yen. This change in the exchange rate also had the effect of increasing sales and profits in this business segment.


c.   Restaurant operations
          Revenues declined 1.4%, to 66.2 billion yen, operating income was down 16.0%, to 4.3 billion yen, and income before income taxes decreased 2.2%, to 4.2 billion yen. In addition to sluggish consumer spending, the food service industry was affected by weak demand during the television broadcast of Korea/Japan World Cup soccer matches in June 2002. As a result, revenues from operations and income were both weak.


d.   Other operations
          Revenues increased 109.7%, to 12.7 billion yen. The operating loss was
     9.2 billion yen, compared with an operating loss of 5.4 billion yen in the same period of preceding fiscal year. The loss from continuing operations before income taxes ("loss before income taxes") was 9.4 billion yen, compared with a loss before income taxes in the same period of previous year of 5.4 billion yen. The increase in revenues is primarily attributable to the fact that IYBank Co., Ltd., and IY Card Service Co., Ltd. which began operations in the previous fiscal year, contributed a full six months of revenues in the interim period under review. The operating loss and loss before income taxes were principally the result of higher operating expenses associated with measures taken to enhance the operational foundations of these two companies.


Geographic Segment Information

a.   Japan
          Revenues increased 3.6%, to 1,020.2 billion yen. Operating income increased 17.6%, to 88.7 billion yen

b.   United States of America
          7-Eleven Inc., recorded increases in both revenues and income, and also exchange rate used in consolidation of the company's account also affected to increase revenues 8.5%, to 585.2 billion yen and operation income 43.8%, to 11.2 billion yen.


c.   Other
          Business operations in other area increased revenues 5.8%, to 51.5 billion yen, and operation income 55.7% , to 0.8 billion yen.


3.   Mid and long term management strategy

(1) Basic strategies of retail operations: superstore, convenience store, and restaurant operations

Sales policies

a. To prevent the accumulation of slow-selling products and to continue to launch new products that meet customer needs, the Company will further strengthen item-by-item management.
b. The Company will respond to the shortening of product life cycles with flexible sales area layouts, product changes, and earlier launches of new products and improved timing of product switch overs.
c. In customer service, the Company will thoroughly pay careful attention to each individual customer, offering cheerful greetings, implementing swift and appropriate guidance, providing detail product explanations and responding to customers' request with sincerity.
d. The Company will work to achieve optimal sales area management, sales promotions, and division of labor through the sharing and mutual understanding of sales plans and information by staff members in stores, procurement, and related operations support departments.


Store policies

a. In accordance with the marketing data for each store, the Company is thoroughly implementing store policies with an emphasis on "building high-quality stores with strong ties to regional lifestyles."
b. The Company continues to implement its area dominance strategy, where the company focuses on opening stores in region where it can achieve a high store density, and to earn loyalty of customers by each region. On the other hand, the Company aggressively promotes to open stores where IY Group stores have not yet operated.
c. For store openings, closing and renovations, our basic policy is to make much of quality, with a focus on profitability and efficiency.


Product development and procurement

 a. While sharing information with business partners in product development, planning, production, and sales, the Company will give top priority to product development based on team merchandising, which enable the Company to provide original products that are available only at IY Group stores. Through the team merchandising, the Company strives to differentiate itself from competitors and to enhance our valuation.
 b. The Company is piling up marketing efforts and working to that can provide the products that meet the preferences of customers in specific regions. In addition, the Company aims to strengthen its sales capabilities by promoting "local buying", which the Company's regional groups and stores procure fruits, vegetables, and seafood from nearby farm and fishing areas, as well as special products by region.
 c. To thoroughly implement traceability, which enable the Company to confirm each stage of the procurement process from manufacture or harvest to the customer, the Company is entering contracts with regional groups and with specialists. As a results, the Company can offer products for which we can confirm a range of information, such as the producer and the cultivation and growing environment.

(2)  New fields of business

a. IYBank Co., Ltd. aims to provide customers with convenient financial services available 24-hours a day, 365 days a year. To that end, the bank continues to install ATMs in Ito-Yokado Group stores, to offer new financial services and to use tie-ups with diverse financial institutions.


b. IY Card Service Co., Ltd. issues the " IY Card", which integrates credit card and point card functions, with the goal of increasing shopping convenience at IY Group stores. IY Card Service plans to provide various services for customers and aims to increase the number of IY Card cardholders.


(3)  Rationalization or integration of unprofitable areas.
          After careful consideration of means of improving profitability, management decides to rationalize or integrate operations, departments or stores that are unprofitable or inefficient, the Company will move rapidly to implement that decision. Measures taken by the Company during the interim period are outlined below.
a. In Robinson's Japan Co., Ltd. department stores, the completely renovated Sapporo store reopened in June 2002 with a focus on food, miscellaneous and accessories, and sundries. Full-fledged renovations on the Utsunomiya store is planned in the second half of the fiscal year.
b. On May 24, 2002, the operations of Daikuma Co., Ltd. discount stores were sold to Yamada Denki Co., Ltd.
c. On March 1, 2002, IY Foods K.K., Nihon Nosuisan K.K., and York Seika Co., Ltd. merged to form IY Foods K.K. The merger will increase efficiency in the food processing business of IY Group.

   INFORMATION FOR THE ATTACHED SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

1. Pursuant to the supplementary provision No. 2 of "Regulations Concerning the Terminology, Forms and Preparation Methods of Semiannual Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial information for the six months ended August 31, 2002 has been prepared in accordance with the accounting principles generally accepted in the United States of America.

2. A semiannual audit of the consolidated financial statements for the six months ended August 31,2002 has been carried out by ChuoAoyama Audit Corporation in accordance with Semiannual Audit Standards of Japan.

Consolidated Balance Sheets
Ito-Yokado Co., Ltd. and its Subsidiaries at August 31, 2001, August 31, 2002 and February 28, 2002

                                                                           Millions of yen
                                                     -----------------------------------------------------------------
                                                     As of August           As of August           As of February
ASSETS                                                 31, 2001               31, 2002                 28, 2002
-----------------------------------------------------------------------------------------------------------------------
Current assets:                                                    (%)                    (%)                      (%)
  Cash and cash equivalents                             615,414                598,038                 541,382
  Accounts and notes receivable:
    Trade                                                26,109                 41,928                  24,977
    Finance receivable                                    5,072                 19,603                   5,220
    Affiliates                                              899                    982                     713
    Franchisees and other                                30,117                 22,840                  33,737
                                                         62,197                 85,353                  64,647
  Allowance for doubtful accounts                        (1,240)                  (690)                 (1,141)
                                                         60,957                 84,663                  63,506
  Inventories (Note 3)                                   86,296                 91,768                 102,599
  Assets held for sale (Note 2)                          53,753                  3,059                  53,001
  Prepaid expenses and other current assets              55,129                 64,653                  62,073
     Total current assets                               871,549    36.7        842,181    34.9         822,561     34.6

Investments and advances:
  Investments in and advances to affiliates
   (Note 6)                                              31,977                 34,806                  34,443
  Other security investments (Note 4)                    24,128                 41,688                  35,683
                                                     ------------------------------------------------------------------
     Total investments and advances                      56,105     2.3         76,494     3.2          70,126      2.9
                                                     ------------------------------------------------------------------

Property and equipment, at cost:
  Leasehold improvements                                800,662                814,333                 804,688
  Land and land rights                                  353,529                375,517                 359,216
  Buildings and structures                              339,580                359,606                 360,907
  Furniture, fixtures and other                         396,088                437,291                 428,030
  Construction in progress                               12,861                 10,141                  11,581
                                                     ------------------------------------------------------------------
                                                      1,902,720              1,996,888               1,964,422
    Accumulated depreciation and amortization          (802,912)              (856,855)               (839,554)
                                                     ------------------------------------------------------------------
      Net property and equipment                      1,099,808    46.3      1,140,033    47.2       1,124,868     47.3
                                                     ------------------------------------------------------------------

Other assets:
  Goodwill                                               92,708                104,119                 113,143
  Fixed leasehold deposits                               78,923                 82,004                  81,226
  Deferred lease rents                                   90,608                 91,474                  92,601
  Other (Note 6)                                         87,449                 76,679                  75,369
                                                     ------------------------------------------------------------------
      Total other assets                                349,688    14.7        354,276    14.7         362,339     15.2
                                                     ------------------------------------------------------------------
      Total assets                                    2,377,150   100.0      2,412,984   100.0       2,379,894    100.0
                                                     ------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                                                         Millions of yen
                                                     ------------------------------------------------------------
                                                     As of August        As of August         As of February
LIABILITIES AND SHAREHOLDERS' EQUITY                   31, 2001            31, 2002              28, 2002
-----------------------------------------------------------------------------------------------------------------
Current liabilities:                                               (%)                  (%)                  (%)
  Short-term loans (Note 6)                              16,337               15,767                14,066
  Current portion of long-term debt
   (Notes 5 and 6)                                       18,006               16,487                18,285
  Accounts and notes payable:
    Trade                                               259,212              273,029               237,359
    Other                                                36,248               44,642                39,014
  Accrued payroll and bonus                              38,820               40,512                37,822
  Income taxes payable                                   43,134               42,608                41,936
  Deposit received                                       28,180               48,871                35,712
  Liabilities associated with assets held for sale
   (Note 2)                                              13,814                   --                11,265
  Other current liabilities (Note 6)                     74,892               66,095                78,186
                                                     ------------------------------------------------------------
      Total current liabilities                         528,643    22.2      548,011    22.7       513,645   21.6

Long-term debt (Notes 5 and 6)                          332,327              337,736               348,835

Accrued pension and severance costs                      35,257               10,549                11,361

Deferred income taxes                                    12,327               12,337                14,401

Deferred credits and other liabilities (Note 6)          16,743               24,209                19,063
                                                     ------------------------------------------------------------
      Total liabilities                                 925,297    38.9      932,842    38.7       907,305   38.1
                                                     ------------------------------------------------------------
Minority interest in consolidated subsidiaries          356,935    15.0      365,346    15.1       345,273   14.5
                                                     ------------------------------------------------------------

Commitments and contingent liabilities (Note 8)

Shareholders' equity:
  Common stock, authorized 840,000,000 shares
    Number of shares issued:
      418,073,733 shares at August 31 2001
      418,717,685 shares at August 31 2002
      418,717,685 shares at February 28 2002             46,802     2.0       47,988     2.0        47,988    2.0
  Capital surplus
    Additional paid-in capital                          118,135     5.0      119,321     5.0       119,321    5.0
    Other capital surplus                                35,947     1.5       36,777     1.5        35,947    1.5
                                                     ------------------------------------------------------------
                                                        154,082     6.5      156,098     6.5       155,268    6.5
  Retained earnings
    Legal reserve                                        15,097     0.6       14,902     0.6        15,097    0.6
    Other retained earnings                             885,990    37.3      895,449    37.1       896,003   37.7
                                                     ------------------------------------------------------------
                                                        901,087    37.9      910,351    37.7       911,100   38.3
  Accumulated other comprehensive income
   (loss)                                                (7,053)   (0.3)       1,044     0.0        13,318    0.6
  Treasury stock, at cost, 256,256 shares at
   August 31 2002 and 201,004 shares at
   February 28 2002                                          --      --         (685)   (0.0)         (385)  (0.0)
                                                     ------------------------------------------------------------
      Total shareholders' equity                      1,094,918    46.1    1,114,796    46.2     1,127,316   47.4
                                                     ------------------------------------------------------------
      Total liabilities and shareholders' equity      2,377,150   100.0    2,412,984   100.0     2,379,894  100.0
                                                     ------------------------------------------------------------

Consolidated Statements of Income
Ito-Yokado Co., Ltd. and its Subsidiaries
For the six months ended August 31, 2001 and 2002, and for the fiscal year ended February 28, 2002


                                                                           Millions of yen
                                                        --------------------------------------------------------
                                                        Six months ended    Six months ended   Fiscal year ended
                                                         August 31, 2001     August 31, 2002   February 28, 2002
----------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Net sales                                             1,402,940   100.0   1,472,557  100.0   2,859,847   100.0
  Other income                                            170,298    12.1     184,521   12.5     336,072    11.8
                                                        --------------------------------------------------------
                                                        1,573,238   112.1   1,657,078  112.5   3,195,919   111.8
                                                        --------------------------------------------------------
Costs and expenses:
  Cost of sales                                           975,187    69.5   1,019,199   69.2   1,989,299    69.6
  Depreciation and amortization                            55,784     3.9      59,237    4.0     116,734     4.1
  Selling, general and administrative (Note 7)            458,459    32.7     477,878   32.5     925,712    32.4
                                                        --------------------------------------------------------
                                                        1,489,430   106.1   1,556,314  105.7   3,031,745   106.1
                                                        --------------------------------------------------------
  Operating income                                         83,808     6.0     100,764    6.8     164,174     5.7
                                                        --------------------------------------------------------
Other income (expenses):
  Interest income                                           1,862     0.1       1,173    0.1       3,411     0.1
  Interest expense                                         (6,746)   (0.5)     (7,007)  (0.4)    (13,245)   (0.5)
  Gain on subsidiary's common stock
   contribution to employee retirement
   benefit trust                                           24,607     1.7          --     --      24,607     0.9
  Loss on sale and write-down of
   security investments                                    (3,101)   (0.2)        (57)  (0.0)     (5,878)   (0.2)
  Foreign currency exchange gains (losses)                  1,269     0.1      (2,406)  (0.2)      1,842     0.1
                                                        --------------------------------------------------------
                                                           17,891     1.2      (8,297)  (0.5)     10,737     0.4
                                                        --------------------------------------------------------
  Income from continuing operations before
   income taxes                                           101,699     7.2      92,467    6.3     174,911     6.1
                                                        --------------------------------------------------------
Income taxes:
  Current                                                  44,022              42,827             84,471
  Deferred                                                 (1,670)               (766)            (3,538)
                                                        --------------------------------------------------------
                                                           42,352     3.0      42,061    2.9      80,933     2.8
                                                        --------------------------------------------------------
  Income from continuing operations before
   minority interest and equity in earnings                59,347     4.2      50,406    3.4      93,978     3.3
Minority interest in earnings of consolidated
 subsidiaries                                             (21,800)   (1.6)    (22,484)  (1.5)    (38,599)   (1.3)
Equity in earnings of affiliates                              848     0.1         919    0.1       1,392     0.0
                                                        --------------------------------------------------------
  Income from continuing operations before
   and cumulative effects of changes in
   accounting principles                                   38,395     2.7      28,841    2.0      56,771     2.0
Loss from discontinued operations
 (Note 2)                                                  (2,120)   (0.2)    (20,045)  (1.4)     (3,789)   (0.2)
Cumulative effects of changes in accounting
 principles, net of income taxes of 759 million yen,
 2,433 million yen and 765 million yen                       (654)   (0.0)     (2,009)  (0.1)       (659)   (0.0)
                                                        --------------------------------------------------------
    Net income                                             35,621     2.5       6,787    0.5      52,323     1.8
                                                        --------------------------------------------------------


                                                                                   Yen
                                                        --------------------------------------------------------
                                                        Six months ended    Six months ended   Fiscal year ended
                                                         August 31, 2001     August 31, 2002   February 28, 2002
----------------------------------------------------------------------------------------------------------------

Income from continuing operations before cumulative
 effects of changes in accounting principles per
 share, equivalent to one American Depositary Share:
  Basic                                                        91.83               68.92            135.85
  Diluted                                                      91.72                  --            135.68
Loss from discontinued operations per share,
 equivalent to one American Depositary Share:
  Basic                                                        (5.07)             (47.90)            (9.07)
  Diluted                                                      (5.06)                 --             (9.05)
Cumulative effects of changes in accounting
 principles per share, equivalent to one American
 Depositary Share:
  Basic                                                        (1.56)              (4.80)            (1.58)
  Diluted                                                      (1.56)                 --             (1.58)
Net income per share, equivalent to one American
 Depositary Share (Note 9):
  Basic                                                        85.20               16.22            125.20
  Diluted                                                      85.10                  --            125.05

Cash dividend declared per share, equivalent to
 one American Depositary Share                                 16.00               16.00             34.00

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Ito-Yokado Co., Ltd. and its Subsidiaries
For the six months ended August 31, 2001 and 2002, and for the fiscal year ended February 28, 2002


                                                                                     Millions of yen
                                                                -----------------------------------------------------------
                                                                 Six months ended    Six months ended    Fiscal year ended
                                                                 August 31, 2001     August 31, 2002     February 28, 2002
---------------------------------------------------------------------------------------------------------------------------
Common stock (thousand of shares):                                      418,074            418,718            418,718
  Balance at beginning of period                                         46,801             47,988             46,801
  Conversion of convertible debt                                              1                 --              1,187
                                                                -----------------------------------------------------------
  Balance at end of period                                               46,802             47,988             47,988
                                                                -----------------------------------------------------------
Capital surplus:
  Additional paid-in capital:
    Balance at beginning of period                                      118,134            119,321            118,134
    Conversion of convertible debt                                            1                 --              1,187
                                                                -----------------------------------------------------------
    Balance at end of period                                            118,135            119,321            119,321
                                                                -----------------------------------------------------------
  Other capital surplus:
    Balance at beginning of period                                       34,659             35,947             34,659
    Increase due to issuance of additional shares by a
     Subsidiary to third parties                                          1,288                830              1,288
                                                                -----------------------------------------------------------
    Balance at end of period                                             35,947             36,777             35,947
                                                                -----------------------------------------------------------
  Total capital surplus                                                 154,082            156,098            155,268
                                                                -----------------------------------------------------------
Retained earnings:
  Legal reserve:
    Balance at beginning of period                                       15,016             15,097             15,016
    Transfers from retained earnings                                         81                 16                 81
    Transfers to retained earnings due to sale of a subsidiary               --               (211)                --
                                                                -----------------------------------------------------------
    Balance at end of period                                             15,097             14,902             15,097
                                                                -----------------------------------------------------------
  Other retained earnings:
    Balance at beginning of period                                      857,975            896,003            857,975
    Net income for the period                                            35,621              6,787             52,323
    Cash dividends                                                       (7,525)            (7,536)           (14,214)
    Transfers to legal reserve                                              (81)               (16)               (81)
    Transfers from legal reserve due to sale of a subsidiary                 --                211                 --
                                                                -----------------------------------------------------------
    Balance at end of period                                            885,990            895,449            896,003
                                                                -----------------------------------------------------------
  Total retained earnings                                               901,087            910,351            911,100
                                                                -----------------------------------------------------------

                                                                                     Millions of yen
                                                                -----------------------------------------------------------
                                                                 Six months ended    Six months ended    Fiscal year ended
                                                                 August 31, 2001     August 31, 2002     February 28, 2002
---------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income(loss):
  Net unrealized (losses) gains on
   investments (Note 4):
    Balance at beginning of period                                        1,304                 94              1,304
    Unrealized (losses) on securities
     (net of 958 million yen, 15 million yen and 2,549
      million yen deferred taxes)                                        (1,312)               (35)            (3,478)
    Reclassification adjustment for (losses) gains in net
     Income
      (net of (814) million yen, 30 million yen and (1,638)
       million yen deferred taxes)                                        1,095                (70)             2,268
                                                                -----------------------------------------------------------
    Balance at end of period                                              1,087                (11)                94
                                                                -----------------------------------------------------------
  Cumulative translation adjustments:
    Balance at beginning of period                                       (3,627)            13,729             (3,627)
    Adjustments for the period                                           10,209            (12,231)            17,536
                                                                -----------------------------------------------------------
    Balance at end of period                                              6,582              1,498             13,729
                                                                -----------------------------------------------------------
  Minimum pension liability adjustment:
    Balance at beginning of period                                      (14,539)                --            (14,539)
    Adjustments for the period
      (net of (5) million yen, -- million yen and (10,119)
       million yen deferred taxes)                                          (14)                --             14,539
                                                                -----------------------------------------------------------
    Balance at end of period                                           (14,553)                 --                 --
                                                                -----------------------------------------------------------
  Interest rate swaps (Note 6):
    Balance at beginning of period                                           --               (505)                --
    Adjustments for the period
      (net of 178 million yen, (16)million yen and 396 million
       yen deferred taxes)                                                 (169)                62               (505)
                                                                -----------------------------------------------------------
    Balance at end of period                                               (169)              (443)              (505)
                                                                -----------------------------------------------------------
  Total accumulated other comprehensive income (loss)
    Balance at beginning of period                                      (16,862)            13,318            (16,862)
    Adjustments for the period                                            9,809            (12,274)            30,180
                                                                -----------------------------------------------------------
    Balance at end of period                                             (7,053)             1,044             13,318
                                                                -----------------------------------------------------------
Treasury stock:
  Balance at beginning of period                                             --               (358)                --
  Purchase of treasury stock                                                 --               (327)              (358)
                                                                -----------------------------------------------------------
  Balance at end of period                                                   --               (685)              (358)
                                                                -----------------------------------------------------------
Total shareholders' equity                                            1,094,918          1,114,796          1,127,316
                                                                -----------------------------------------------------------
Disclosure of comprehensive income (loss):
  Net income for the period                                              35,621              6,787             52,323
                                                                -----------------------------------------------------------
  Net unrealized (losses) on investments                                   (217)              (105)            (1,210)
  Cumulative translation adjustments                                     10,209            (12,231)            17,356
  Minimum pension liability adjustments                                     (14)                --             14,539
  Interest rate swaps                                                      (169)                62               (505)
                                                                -----------------------------------------------------------
  Other comprehensive (loss) income for the period, net of tax            9,809            (12,274)            30,180
                                                                -----------------------------------------------------------
Total comprehensive (loss) income for the period                         45,430             (5,487)            82,503
                                                                -----------------------------------------------------------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

                                                                                     Millions of yen
                                                                -----------------------------------------------------------
                                                                 Six months ended    Six months ended    Fiscal year ended
                                                                 August 31, 2001     August 31, 2002     February 28, 2002
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                            35,621             6,787            52,323
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Cumulative effects of changes in accounting principles                 654             2,009               659
    Loss from discontinued operation                                     2,120            20,045             3,789
    Depreciation and amortization                                       55,784            59,237           116,734
    Impairment and disposal loss for property and equipment              4,355             4,629             8,666
    Minority interest                                                   21,800            22,484            38,599
    Undistributed earnings of affiliates                                  (625)             (678)           (1,470)
    Gain on subsidiary's common stock contribution
     to employee retirement benefit trust                              (24,607)               --           (24,607)
    Loss on sales and write-down of security
     investments                                                         3,102                57             5,878
    Deferred income taxes and other                                         72              (139)              570
  Changes in assets and liabilities:
    Increase in accounts and notes receivable, less allowance           (8,510)          (23,837)           (9,120)
    Decrease (increase) in inventories                                  10,403             9,125            (3,666)
    Increase in prepaid expenses and other current
     and noncurrent assets                                              (4,936)           (5,199)           (7,140)
    Increase in accounts and notes payable and
     accrued liabilities                                                30,469            53,553             3,720
    Increase in other current and noncurrent liabilities                 2,011             5,202            13,557
      Net cash provided by operating activities                        127,713           153,275           198,492

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment                      (60,668)          (98,247)         (129,895)
  Increase in investments and advances                                  (5,318)           (7,557)          (24,580)
  Proceeds from sales of security investments                            4,407               545             7,248
  Proceeds from sales of property and equipment                          6,607             2,012             7,796
  Proceeds from sale of investments in subsidiary (net)                     --            12,029                --
  Other                                                                 (1,282)           (3,837)           (8,614)
      Net cash used in investing activities                            (56,254)          (95,055)         (148,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from commercial paper and revolving credit
   facilities                                                          290,304           349,052           535,699
  Payments under commercial paper and revolving credit
   Facilities                                                         (283,556)         (345,606)         (526,299)
  Proceeds from issuance of long-term debt                               1,005             3,263            17,576
  Repayment of long-term debt                                          (11,496)          (11,343)          (24,477)
  Dividends paid                                                        (7,525)           (7,536)          (14,214)
  Dividends paid to minority interests                                  (6,626)           (7,160)          (13,529)
  Contribution from minority interest of consolidated
   Subsidiary                                                           10,600            16,900            10,600
  Purchase of subsidiary's treasury stock                                   --                --           (40,900)
  Other                                                                  3,291            (2,043)           (2,921)
      Net cash used in financing activities                             (4,003)           (4,473)          (58,465)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS                                                             1,853            (2,467)            3,478
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    69,309            51,280            (4,540)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       551,298           546,758           551,298
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             620,607           598,038           546,758

                                                                                     Millions of yen
                                                                -----------------------------------------------------------
                                                                 Six months ended    Six months ended    Fiscal year ended
                                                                 August 31, 2001     August 31, 2002     February 28, 2002
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                                             6,825             6,631            13,116
    Income taxes                                                        44,098            42,238            86,925

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
  Capital lease obligations for property and equipment                   9,448             7,694            15,210

Note: The amounts of cash and cash equivalents related to Daikuma Co., Ltd. ("Daikuma") were reclassified to "Assets held for sale" from "Cash and cash equivalents" on the consolidated balance sheets. The difference in the amounts of cash and cash equivalents at each of the period (year) ends between the consolidated balance sheets and the consolidated statements of cash flows are as follows;

                                                                 Six months ended    Six months ended    Fiscal year ended
                                                                 August 31, 2001     August 31, 2002     February 28, 2002
---------------------------------------------------------------------------------------------------------------------------
"Cash and cash equivalents" on consolidated statements
 of cash flows                                                         620,607           598,038           546,758
"Cash and cash equivalents" on consolidated balance sheets             615,414           598,038           541,382
"Cash and cash equivalents" related to Daikuma                           5,193                --             5,376

The accompanying notes are an integral part of these statements.

NOTES TO SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Ito-Yokado Co., Ltd. and its Subsidiaries


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)  Principles of Consolidation

     The semiannual consolidated financial statements include the accounts of Ito-Yokado Co., Ltd. and its subsidiaries ("the Company"). The period end of 7-Eleven, Inc. (owned 72.5% by IYG Holding Company, which is jointly owned by Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. ("SEJ")) and its subsidiaries (collectively "7-Eleven, Inc.") included in the consolidated semiannual financial statements are June 30. All information of 7-Eleven, Inc. included herein Notes to Semiannual Consolidated Financial Statements is as of or for the six months ended June 30 and so stated in each part of the notes.

     Investments in affiliates are accounted for by the equity method.

     All material intercompany transactions and account balances have been eliminated.


(2)  Accounting Principles

     The accounting records of the domestic companies are maintained in accordance with accounting practices prevailing in Japan. The consolidated financial statements reflect adjustments necessary for presentation in conformity with generally accepted accounting principles applicable in the United States of America ("GAAP"). Such adjustments include principally accounting for lease and provision for impairment of long-lived assets.


(3)  Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.


(4)  Translation of Foreign Currencies

     All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rate in effect at the respective balance sheet dates and all income and expense accounts are translated at the average exchange rate for the period. The resulting translation adjustments are included in other comprehensive income (loss) and are accumulated in shareholders' equity.

     Assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the respective balance sheet dates. Translation gains and losses are included in earnings.


(5)  Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, demand deposits in banks and funds in excess of immediate operating needs, which are principally invested in time deposits, Money Management Fund, certificates of deposit and marketable securities bought with reverse repurchase agreements with a remaining maturity of three months or less.


(6)  Inventories Valuation

     Inventories are valued principally at the lower of cost or market. Cost is determined principally using the average retail method for domestic companies and the LIFO method for foreign subsidiaries.


(7)  Accounting for Leases

     Capital leases are recorded at the inception of the lease at the lower of the discounted present value of future minimum lease payments or the fair value of the property. Amortization of capital leases, improvements to leased properties and favorable leaseholds is based upon the remaining terms of the leases or the estimated useful lives, whichever is shorter.

     In connection with the leasing of stores, the Company generally enters into agreements whereby the Company advances to the lessors an amount equivalent to the construction cost of the buildings and, upon completion of construction, leases the land and buildings for 20 years. The Company generally records the assets on the balance sheet during the construction period as the Company is considered as the owner of the stores. When construction is completed, the Company generally keeps the assets on the balance sheet as the Company has continuing involvement in the assets.

     By making the advances for the cost of construction, the Company incurs costs equivalent to the cost of the building which the Company believes constitutes a leasehold improvement amortizable over the life of the lease. Such advances capitalized as leasehold improvements were 395,714 million yen, 390,560 million yen and 383,729 million yen at August 31, 2001, August 31, 2002 and February 28, 2002. The rental payments are in effect payments for rental of the land, and in order to allocate such rent expense ratably over the lease period, a portion of rent paid is deferred and amortized ratably over the life of the lease.


(8)  Property and Equipment

     Depreciation of property and equipment is computed generally on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiaries over the estimated useful lives of the assets, ranging from 3 to 20 years for leasehold improvements, except those described in Note 1. (7), 3 to 39 years for buildings and structures and 2 to 20 years for furniture, fixture and other. Leasehold improvements of stores as described in Note 1. (7) are amortized on a straight-line basis over the respective leasehold periods. The cost of maintenance, repairs and minor renewals and betterments is charged to expense in the year incurred. Major renewals and betterments are capitalized.

     In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of sale or disposal, and costs and accumulated depreciation are removed from the accounts.

     Long-lived assets and certain identifiable intangibles are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment loss must be recognized.


(9)  Goodwill

     The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of March 1, 2002. This new statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. This statement eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transition impairment test of these assets and annual impairment test thereafter and in certain circumstances. The Company has completed the transitional impairment tests of goodwill and intangible assets with indefinite lives as of March 1, 2002, and no impairment was noted. The effects of the adoption of SFAS No. 142 are as follows:

                                                                      Millions of yen
                                             ------------------------------------------------------------------
                                               Six months ended      Six months ended      Fiscal year ended
                                               August 31, 2001        August 31, 2002       February 28,2002
---------------------------------------------------------------------------------------------------------------
Reported net income                                  35,621                 6,787                52,323
---------------------------------------------------------------------------------------------------------------
Addition: Goodwill amortization                       1,116                    --                 2,254
---------------------------------------------------------------------------------------------------------------
Addition: Intangible assets amortization                185                    --                   373
---------------------------------------------------------------------------------------------------------------
Adjusted net income                                  36,922                 6,787                54,950
---------------------------------------------------------------------------------------------------------------


                                                                            Yen
                                             ------------------------------------------------------------------
                                               Six months ended      Six months ended      Fiscal year ended
Basic earnings per share:                      August 31, 2001        August 31, 2002       February 28,2002
---------------------------------------------------------------------------------------------------------------
  Reported net income                                 85.20                 16.22                125.20
---------------------------------------------------------------------------------------------------------------
  Addition: Goodwill amortization                      2.67                    --                  5.39
---------------------------------------------------------------------------------------------------------------
  Addition: Intangible assets amortization             0.44                    --                  0.89
---------------------------------------------------------------------------------------------------------------
  Adjusted net income                                 88.31                 16.22                131.48
---------------------------------------------------------------------------------------------------------------

                                                                            Yen
                                             ------------------------------------------------------------------
                                               Six months ended      Six months ended      Fiscal year ended
Diluted earnings per share:                    August 31, 2001        August 31, 2002       February 28,2002
---------------------------------------------------------------------------------------------------------------
  Reported net income                                  85.10                    --                125.05
---------------------------------------------------------------------------------------------------------------
  Addition: Goodwill amortization                       2.67                    --                  5.38
---------------------------------------------------------------------------------------------------------------
  Addition: Intangible assets amortization              0.44                    --                  0.89
 ---------------------------------------------------------------------------------------------------------------
  Adjusted net income                                  88.21                    --                131.32
---------------------------------------------------------------------------------------------------------------


(10) Allowance for Sales Promotion Expenses

     An allowance for sales promotion expenses is provided for future usage of points that entitle customers to receive reductions in the price of future purchases. Effective March 1, 2001, this point program was established as a sales promotion program. The outstanding balance of this allowance was 2,513 million yen, 5,653 million yen and 4,154 million yen at August 31, 2001, August 31, 2002 and February 28, 2002.


(11) Revenues Recognition

     "Net sales" and "Other income" are recorded separately in the accompanying consolidated statements of income.

     The Company recognizes revenue as "Net sales" at the time sales are made to customers. "Other income" is mainly composed of franchise fees from domestic franchised stores.

     In convenience store operations, the Company operates Seven-Eleven convenience stores directly and through franchise fee arrangements domestically and in foreign countries. Under the franchise agreement, all franchised stores are provided with a variety of services and advice on the operation of convenience stores from the Company as the franchisor.

     For domestic franchise agreement, the Company recognizes franchise fees revenue from domestic franchised stores which are principally owned and operated by the franchisees, as it becomes receivable according to the provisions of the franchise agreement. These fees are determined on the basis of the gross profit of each store.

     For foreign franchise agreement, foreign franchised stores are owned by the Company and operated by franchisees. Sales and expenses relating to foreign franchised stores are reflected as "Net sales" and "Selling, general and administrative expenses" in the Company's financial statements. The gross profit of franchise stores is split between the Company and its franchisees. The franchisees' share of the gross profit of franchise stores generally approximates 48% of the merchandise gross profit of the store and is presented as "Selling, general and administrative expenses".

     Merchandise sales and the franchisees' share of the gross profit of foreign franchised stores and sales of domestic franchised stores are as follows:

                                                                        Millions of yen
                                               ------------------------------------------------------------------
                                                 Six months ended       Six months ended     Fiscal year ended
                                                  August 31, 2001        August 31, 2002      February 28,2002
-----------------------------------------------------------------------------------------------------------------
Merchandise sales                                       227,437               256,630               477,618
The franchisees' share of the gross
 profit of foreign franchised stores                     40,606                46,101                85,621
Sales of domestic franchised stores                   1,042,755             1,078,258             2,041,078

     In superstore operations the Company rents part of its sales floor space to tenants for the operation of independent complementary retail businesses. Rental income is recognized as "Other income" over a contracted period as it becomes receivable according to the provisions of the rental agreement.


(12) Net Income and Cash Dividends per Share and per American Depositary Share (see Note 9)

     Basic net income per share amounts have been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted net income per share amounts reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at time of issuance.

     Cash dividends per share for each period in the accompanying consolidated statements of income present dividends declared as applicable to the respective periods. Dividends are charged to retained earnings in the period.

(13) Advertising Costs

     Advertising costs are generally charged to income in the year incurred. The amounts of the costs were 17,826 million yen and 18,527 million yen for the six months ended August 31, 2001 and 2002, and 42,697 million yen for the fiscal year ended February 28, 2002.


(14) Income Taxes

     Under the provisions of SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The components of deferred tax assets in the amount of 32,530 million yen (20,512 million yen included in "prepaid expenses and other current assets" and 12,018 million yen included as "other" in "other assets") at August 31, 2001, 28,879 million yen (21,070 million yen included in "prepaid expenses and other current assets" and 7,809 million yen included as "other" in "other assets") at August 31, 2002 and 26,332 million yen (22,155 million yen included in "prepaid expenses and other current assets" and 4,177 million yen included as "other" in "other assets") at February 28, 2002.


(15) Accounting for Consumption Taxes and Excise Tax

     The Japanese consumption taxes withheld and consumption taxes paid are not included in the accompanying consolidated statements of income. The excise tax levied in the U.S. and Canada amounted to 78,798 million yen and 91,723 million yen for the six months ended June 30, 2001 and 2002, and 164,083 million yen for the fiscal year ended December 31, 2001, and is included in the revenues from operations in the accompanying consolidated statements of income.


(16) Environmental

     The Company accrues for the estimated future costs related to remediation activities at existing and previously operated gasoline storage sites and other operating and nonoperating properties where releases of regulated substances have been detected. Estimates of the anticipated future costs for remediation activities at such sites are based upon the Company's prior experience with remediation sites and consideration of factors such as the condition of the site contamination, location of tank sites and experience with contractors that perform environmental assessment and remediation work. The reserve is determined on a site-by-site basis, and a liability is recorded for remediation activities when it is probable that corrective action will be taken and the cost of the remediation activities can be reasonably estimated.

     In the U.S., a portion of the environmental expenditures incurred for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. A receivable is recorded for estimated probable refunds when the related liability is recorded. The amount of the receivable is based upon the Company's historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and the Company's priority ranking for reimbursement from the state fund. The receivable is discounted if the amount relates to remediation activities that have already been completed.


(17) Derivatives

     The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as of March 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

     Hedging risk of foreign currency transactions, the Company enters into forward exchange contracts to purchase foreign currencies and foreign currency option contracts. However, the Company does not apply hedge accounting, prescribed in SFAS No. 133. The impact of the adoption of SFAS No. 133 was not material, since the volume of transactions with risk of foreign currency exchange rate fluctuations was not significant.

     In October 2001, the Company newly entered into an interest rate swap agreement with a notional amount of 30,000 million yen in order to hedge the exposure to change in the fair value of fixed rate bond due November 11, 2003. However, the Company does not apply hedge accounting, prescribed in SFAS No.
133. The impact of the adoption of SFAS No. 133 was not material.

     7-Eleven, Inc.'s interest rate swap of $250,000 thousand is treated as a cash flow hedge with an interest rate exposure in connection with its commercial paper program.

(18) Accounting for Assets Retirement Obligations

     The Company adopted the provisions of SFAS No. 143, "Accounting for Assets Retirement Obligations", as of March 1, 2002. This new statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires the Company to recognize an estimated liability for the removal of 7-Eleven, Inc.'s underground gasoline storage tanks on the basis of the prior experiences with remediation of sites, the useful lives of sites and the regulations of the States. The outstanding balance of this liability is 6,552 million yen at August 31, 2002. The cumulative effect of adjustment upon adopting this statement, net of income taxes resulted in a decrease of net income by 2,009 million yen and recorded as cumulative effects of changes in accounting principles in the consolidated financial statements.


(19) Recently Issued Accounting Standards

     SFAS No. 145, "Rescissions of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" was issued in May 2002. This new statement rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, "Extinguishments of Debts Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002 and the provisions of this statement related to SFAS No. 13 shall be effective for the transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for consolidated financial statement issued on or after May 15, 2002. The impact of the adoption of SFAS No. 145 should be immaterial, though it requires some reclassification of accounts related to the gain (loss) on debt redemption that were recorded as extraordinary gain (loss) in the consolidated financial statements.

     SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002. This new statement nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not yet determined the impact of this statement on its financial statements upon adoption.

     SFAS No. 147 "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", was issued in October 2002. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". This statement amends SFAS No. 144 "Accounting for the Impairment and Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. Paragraph 5 of this statement, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraph 8-14 are effective on October 1, 2002, with earlier application permitted. The adoption of this statement should not have any impact on the Company's financial position or operations.

(20) Reclassification

     Prior period's (year's) amounts in the consolidated financial statements have been reclassified to conform with the current period's presentation.

2.   ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

     Effective March 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". On May 14, 2002, the Company sold all of its shares of Daikuma Co., Ltd. (a consolidated subsidiary in the segment of superstore operation). The accounting related to this transaction was made in accordance with the provisions of this statement. Prior period's (year's) amounts have been reclassified to conform with current year's presentation. Assets held for sale and liabilities associated with assets held for sale are separately presented in the consolidated balance sheets. At August 31, 2001, August 31, 2002 and February 28, 2002, respectively, the amount of assets held for sale were 56,985 million yen, of which 3,232 million yen was included in other assets, 3,059 million yen and 53,001 million yen. The details of assets held for sale are as follows:

                                                                  Millions of yen
                                               --------------------------------------------------------
                                                As of August      As of August       As of February
                                                  31, 2001          31, 2002            28, 2002
-------------------------------------------------------------------------------------------------------
(1) Daikuma Co., Ltd.
    Cash and cash equivalents                       5,193                 --                5,376
    Accounts and notes receivable                   1,169                 --                  753
    Inventories                                     9,613                 --                8,400
    Property and equipment                         26,290                 --               23,075
    Others                                         11,505                 --               12,327
      Sub-total                                    53,770                 --               49,931
(2) Others
    (principally Property & Equipment)              3,215              3,059                3,070
      Total                                        56,985              3,059               53,001

The liabilities associated with assets held for sale are Daikuma Co., Ltd's liabilities. At August 31, 2001, August 31, 2002 and February 28, 2002, the amount of liabilities associated with assets held for sale were 13,814 million yen, -- million yen and 11,265 million yen, respectively. The details of liabilities associated with assets held for sale are as follows:

                                                                  Millions of yen
                                               --------------------------------------------------------
                                                As of August      As of August       As of February
                                                  31, 2001          31, 2002            28, 2002
                                               --------------------------------------------------------
Accounts and notes payable                            6,174                --               4,122
Long-term debt                                        4,105                --               4,288
Others                                                3,535                --               2,855
                                               ------------------------------------------------------
    Total                                            13,814                --              11,265
                                               ------------------------------------------------------

This statement also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. Upon adoption of this statement, the operating results of certain stores and losses related to the sale of all shares of Daikuma Co., Ltd. were classified as loss from discontinued operations in the consolidated statements of income. The details of loss from discontinued operations for the six months ended August 31, 2001 and 2002, and the fiscal year ended February 28, 2002 are as follows:

                                                                        Millions of yen
                                               ----------------------------------------------------------------
                                                 Six months ended      Six months ended     Fiscal year ended
                                                  August 31, 2001       August 31, 2002     February 28, 2002
                                               ----------------------------------------------------------------
(1) Daikuma Co., Ltd.
    Revenue from operations                             56,374               21,283              106,904
    Income before income taxes                          (1,724)              (1,136)              (2,670)
    Loss on sale of security investments                    --              (16,065)                  --
                                               ----------------------------------------------------------------
      Sub-total                                         (1,724)             (17,201)              (2,670)
                                               ----------------------------------------------------------------
    Income taxes                                          (839)              (1,494)              (1,677)
    Minority interest in earnings
     of consolidated subsidiaries                          314                   --                  532
                                               ----------------------------------------------------------------
    Loss from discontinued operations                   (2,249)             (18,695)              (3,815)
                                               ----------------------------------------------------------------

                                                                        Millions of yen
                                               ----------------------------------------------------------------
                                                 Six months ended      Six months ended     Fiscal year ended
                                                  August 31, 2001       August 31, 2002     February 28, 2002
                                               ----------------------------------------------------------------
(2) Others
    Revenue from operations                             14,685                7,159               29,663
    Income before income taxes                             170               (3,720)                (448)
    Income taxes                                           (84)               1,525                  145
    Minority interest in earnings
     of consolidated subsidiaries                           43                  845                  329
                                               ----------------------------------------------------------------
    Loss from discontinued operations                      129               (1,350)                  26
                                               ----------------------------------------------------------------
    Loss from discontinued operations
         Total                                          (2,120)             (20,045)              (3,789)
                                               ----------------------------------------------------------------


3.   INVENTORIES

Inventories at August 31, 2001 and 2002 and February 28,2002 consist of:


                                                                 Millions of yen
                                               --------------------------------------------------------
                                                As of August      As of August      As of February
                                                  31, 2001          31, 2002           28, 2002
-------------------------------------------------------------------------------------------------------
Apparel                                             31,852            35,823              42,476
Household goods                                     34,360            34,258              37,174
Processed foods                                     11,988            11,573              12,911
Fresh foods                                          2,587             3,169               2,854
Gasoline                                             4,145             5,021               5,165
Other                                                1,364             1,924               2,019
                                               --------------------------------------------------------
                                                    86,296            91,768             102,599
                                               --------------------------------------------------------


4.   INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company invests in equity securities and bonds, and has classified its investments in debt and equity securities primarily as available-for-sale. These securities are carried at fair value. Realized gains and losses are determined on the average cost basis.

     The following table sets forth the cost, gross unrealized gains, gross unrealized losses and estimated market values at August 31, 2001, August 31, 2002 and February 28, 2002:

                                                                            Millions of yen
                                                          ----------------------------------------------------
                                                                          Gross        Gross      Estimated
                                                                       unrealized   unrealized     market
                                                             Cost         gains       losses        value
--------------------------------------------------------------------------------------------------------------
As of August 31, 2001:
  Non-current:
  Other security investments
    Equity securities                                        9,757        1,829        (385)        11,201
    Japanese governmental bond securities                      599           --          (1)           598
                                                          ----------------------------------------------------
                                                            10,356        1,829        (386)        11,799
                                                          ----------------------------------------------------


                                                                            Millions of yen
                                                          ----------------------------------------------------
                                                                          Gross        Gross      Estimated
                                                                       unrealized   unrealized     market
                                                             Cost         gains       losses        value
--------------------------------------------------------------------------------------------------------------
As of August 31, 2002:
  Non-current:
  Other security investments
    Equity securities                                       14,668        1,477      (1,876)        14,269
    Japanese governmental and government-
     guaranteed bond securities                             22,575           38          --         22,613
    Corporate debt securities                                  134           --         (14)           120
                                                          ----------------------------------------------------
                                                            37,377        1,515      (1,890)        37,002
                                                          ----------------------------------------------------

                                                                            Millions of yen
                                                          ----------------------------------------------------
                                                                          Gross        Gross      Estimated
                                                                       unrealized   unrealized     market
                                                             Cost         gains       losses        value
--------------------------------------------------------------------------------------------------------------
As of February 28, 2002:
  Non-current:
  Other security investments
    Equity securities                                        14,797        1,506      (1,929)        14,374
    Japanese governmental bond securities                    16,590            2          (2)        16,590
    Corporate debt securities                                   134           --          (2)           132
                                                          ----------------------------------------------------
                                                             31,521        1,508      (1,933)        31,096
                                                          ----------------------------------------------------


5.   ASSETS PLEDGED AS COLLATERAL

The Company's assets pledged as collateral for certain long-term debt at August 31, 2001, August 31, 2002 and February 28, 2002, are summarized as follows:

                                                                                 Millions of yen
                                                               -----------------------------------------------------
                                                                 As of August      As of August     As of February
                                                                   31, 2001          31, 2002          28, 2002
                                                               -----------------------------------------------------
Property and equipment, net of accumulated depreciation                  19,548            19,571            21,040
Security Investments                                                        598            16,607            16,600
                                                               -----------------------------------------------------
         Total                                                           20,146            36,178            37,640
                                                               -----------------------------------------------------


6.   FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


FINANCE RECEIVABLE
It was not practical to estimate the fair value of finance receivables as they consisted of many small amount of accounts. Thus they were excluded from the following table.


LONG-TERM LOANS RECEIVABLE
The fair value of the long-term loans receivable included in the other assets-other and the investments in and advances to affiliates is estimated by calculating the present value of the future cash flows at current interest rates. It was not practicable to estimate the fair value for certain long-term loans (carrying amounts of 7,020 million yen at August 31, 2001, August 31, 2002 and February 28, 2002) and receivables due from the States related to the reimbursements of environmental costs (carrying amounts of 5,609 million yen, 5,844 million yen and 6,499 million yen, at August 31, 2001, August 31, 2002 and February 28, 2002), because timing of their future cash flows is uncertain, that were excluded from the following table. Long-term loans with maturities of less than one year are included in the following table. (carrying amounts of 3,957 million yen, 3,344 million yen and 3,510 million yen, at August 31, 2001, August 31, 2002 and February 28, 2002)


GUARANTEE DEPOSITS RECEIVED FROM TENANTS AND FRANCHISEES
While guarantee deposits are normally due at the end of related lease or franchise agreements, such agreements and due dates are frequently extended. As such, it is not practicable to estimate the fair value of the guarantee deposits because timing of their future cash flows is uncertain.


SHORT-TERM BANK LOANS AND COMMERCIAL PAPER
The carrying amount of the short-term bank loans and commercial paper is a reasonable estimate of their fair value because of their short maturity and interest rates that approximate market rates.


LONG-TERM LOANS PAYABLE
The fair value of the long-term loans payable is estimated by calculating the present value of the future cash flows at current interest rates.

DEBENTURES
The fair value of the debentures is estimated based on bid prices obtained from investment banking firms where traders regularly make a market for these types of financial instruments.

BONDS
The fair value of the bonds is estimated based on current interest rates.

YEN LOAN
The fair value of the Yen Loan is estimated by calculating the present value of the future cash flows at current interest and exchange rates.

CITYPLACE TERM LOAN
The fair value of the Cityplace Term Loan is estimated by calculating the present value of the future cash flows at a current interest rate for a similar financial instrument.

FORWARD EXCHANGE CONTRACTS TO PURCHASE FOREIGN CURRENCIES
The fair values of forward exchange contracts are estimated based on quotations from financial institutions.

INTEREST RATE SWAP
The fair value of the interest rate swap contracted in Japan is estimated based on quotations from financial institutions. The fair value of the interest rate swap contracted in U.S. is estimated based on discounted cash flows for the term of the swap using forward three-month LIBOR rates, and represents the estimated amount the Company would pay if the Company chose to terminate the swap.

FOREIGN CURRENCY OPTION CONTRACTS
The fair value of the foreign currency options is estimated based on quotations from financial institutions.

     The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and accrued liabilities and other current liabilities are reasonable estimates of their fair values.

     The carrying amounts and estimated fair values of the financial instruments at August 31, 2001, August 31, 2002 and February 28, 2002, are as follows:


                                                                               Millions of yen
                                                    ---------------------------------------------------------------------------
                                                    As of August 31, 2001     As of August 31, 2002     As of February 28, 2002
-------------------------------------------------------------------------------------------------------------------------------
                                                    Carrying     Estimated    Carrying     Estimated    Carrying    Estimated
                                                     Amount     fair value     amount     fair value     Amount    fair value
-------------------------------------------------------------------------------------------------------------------------------
Assets:
Long-term loans receivable                            17,772       17,083       15,579       14,017       16,756      15,542
Liabilities:
Short-term bank loans                                  9,990        9,990        4,046        4,046        4,614       4,614

Commercial paper                                      56,187       56,187       59,522       59,522       62,232      62,232
Long-term loans payable
                                                      13,528       14,098       17,974       18,336       15,650      15,640
Debentures
                                                      41,322       41,478       41,041       41,759       44,494      45,216
Bonds
                                                     102,397      102,252      100,000       98,935      100,000      97,516
Yen Loan
                                                      13,173       14,177       19,402       19,369       22,297      22,345
Cityplace Term Loan                                   27,766       28,115       25,954       26,392       29,038      29,791
Derivatives:
Forward exchange contracts to purchase foreign
 Currencies                                              (57)         (57)        (328)        (328)         232         232
Interest rate swaps
                                                        (860)        (860)      (1,690)      (1,690)      (1,895)     (1,895)
Foreign currency option contracts
  Put option                                              --           --           --           --           17          17
  Call option                                             --           --           --           --            6           6

DERIVATIVE FINANCIAL INSTRUMENTS
     The Company uses forward exchange contracts to reduce its exposure to market risk resulting from fluctuations in foreign exchange rates that are primarily comprised of importing merchandise. The realized gains or losses and the variation gains or losses are recognized in earnings. The aggregate amounts of such currency purchase contracts, with maturities of less than one year, were 3,227 million yen, 5,739 million yen and 7,750 million yen at August 31, 2001, August 31, 2002 and February 28, respectively.

   In U.S. the Company is party to a $250,000 thousand notional principal amount interest rate swap agreement to reduce its exposure to market risk resulting from fluctuations in interest rates.
   This swap has been accounted for as a cash flow hedge. The Company adjusts the carrying value of the interest rate swap to fair value at each reporting date with a corresponding offset to Accumulated Other Comprehensive Earnings.


7.   LEASE COMMITMENTS

     The total rental expense for operating leases are as follows:

                                                                              Millions of yen
                                                      ---------------------------------------------------------------
                                                      Six months ended        Six months ended      Fiscal year ended
                                                      August 31,2001           August 31,2002        February 28,2002
---------------------------------------------------------------------------------------------------------------------
Total rental payments, principally land for                 75,763                   77,257                152,270
 superstore operations
Less:
  Sublease rental income from consolidated
   And non-consolidated tenants*                           (13,719)                 (14,181)               (28,236)
Deferred portion of rent for superstore operations          (9,192)                  (8,902)               (18,159)
                                                      ---------------------------------------------------------------
     Net rental expense                                     52,852                   54,174                105,875
                                                      ---------------------------------------------------------------


* Sublease rental income is classified as "Other income" and not credited to expenses in the consolidated Statements of income.

     Minimum rental commitments under substantially noncancelable operating leases (including future rental payments to be accounted for as deferred charges) at August 31, 2001 and 2002 and February 28, 2002 are as follows:

                                                                         Millions of yen
                                          ---------------------------------------------------------------------------
                                          As of August 31,2001       As of August 31,2002      As of February 28,2002
---------------------------------------------------------------------------------------------------------------------
Within one year                                 77,180                      74,960                    76,913
Over one year                                  679,881                     637,700                   648,491
                                          ---------------------------------------------------------------------------
     Total                                     757,061                     712,660                   725,404
                                          ---------------------------------------------------------------------------


8.   OTHER COMMITMENTS AND CONTINGENT LIABILITIES
Environmental
     7-Eleven, Inc. accrues for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at its existing and previously operated gasoline store sites where releases of regulated substances have been detected. At June 30, 2001, June 30, 2002 and December 31, 2001, respectively, 7-Eleven, Inc.'s estimated undiscounted liability for these sites were 3,127 million yen, 3,872 million yen and 4,133 million yen. The Company anticipates that substantially all of the future remediation costs for detected releases at these sites at June 30, 2002, will be incurred within the next five or six years.

     Under state reimbursement programs in the U.S., 7-Eleven, Inc. is eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at June 30, 2001, June 30, 2002 and December 31, 2001, 7-Eleven, Inc. has recorded net receivable amounts of 6,180 million yen, 6,465 million yen and 7,125 million yen for the estimated probable state reimbursements. In assessing the probability of state reimbursements, 7-Eleven, Inc. takes into consideration each state's fund balance, revenue sources existing claim backlog, status of cleanup activity and claim ranking systems. As a result of these assessments, the recorded receivable amounts in other assets are net of allowances of 959 million yen, 1,219 million yen and 1,425 million yen at June 30, 2001, June 30, 2002 and December 31, 2001, respectively.

     While there is no assurance of the timing of the receipt of state reimbursement funds, based on 7-Eleven, Inc.'s experience, 7-Eleven, Inc. expects to receive the majority of state reimbursement funds, except from California, within one to six years after payment of eligible remediation expenses, assuming that the state administrative procedures for processing such reimbursements have been fully developed. 7-Eleven, Inc. estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to ten years to receive those reimbursement funds.
     The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised.


Acquisition or construction of property and equipment
     At August 31, 2001, August 31, 2002 and February 28, 2002, the Company had outstanding contractual obligations for the acquisition or construction of property and equipment aggregating approximately 20,176 million yen, 21,854 million yen and 20,637 million yen, respectively.


Other guarantees
     The Company was contingently liable as guarantor of mainly employees' housing loans and indebtedness or liability for the acquisition of the property of certain store lessors aggregating 3,964 million yen, 10,192 million yen and 10,468 million yen at August 31, 2001, August 31, 2002 and February 28, 2002, respectively.


9.   NET INCOME PER SHARE
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations and shareholders' equity per share is as follows:

                                                 Six months ended       Six months ended     Fiscal year ended
                                                  August 31, 2001       August 31, 2002       February 28,2002
--------------------------------------------------------------------------------------------------------------
Net income                                              35,621                 6,787                52,323
Effect of dilutive securities:
  1.8% convertible bonds,
   Due February 28, 2002                                    13                    --                    13
                                                 -------------------------------------------------------------
Diluted net income                                      35,634                 6,787                52,336
                                                 -------------------------------------------------------------

                                                                        Number of shares
                                                 -------------------------------------------------------------
                                                 As of August 31,       As of August 31,      As February 28,
                                                       2001                   2002                  2002
--------------------------------------------------------------------------------------------------------------
Weighted-average common shares                     418,073,462            418,490,620           417,899,141
  Outstanding
Dilutive effect of:
  1.8% convertible bonds,
   Due February 28, 2002                               651,313                     --               628,002
                                                 -------------------------------------------------------------
Diluted common shares outstanding                  418,724,775            418,490,620           418,527,143
                                                 -------------------------------------------------------------

                                                                              Yen
                                                 -------------------------------------------------------------
                                                 Six months ended       Six months ended     Fiscal year ended
                                                  August 31, 2001       August 31, 2002       February 28,2002
--------------------------------------------------------------------------------------------------------------
Net income per share:
  Basic                                                  85.20                 16.22                125.20
  Diluted                                                85.10                    --                125.05
Shareholders' equity per share                        2,618.96              2,664.04              2,693.60

10.  SEGMENT INFORMATION
     The operating segments reported in the following tables are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The Company's senior management utilizes various measurements to assess segment performance and allocate resources to segments.

     In fiscal 2002, the Company's senior management reviewed the segment categories with an opportunity of the establishment of IYBank Co., Ltd. and decided to create a new segment, "others," in addition to the existing three segments. Some companies, which were previously categorized in the segments of superstore operations or convenience store operations have been transferred to the new segment.

     Accordingly, the Company's reportable segments became four and consist of superstore operations, convenience store operations, restaurant operations and others, which have been identified based on differences in products and services offered and regulatory conditions.

     The superstore operations, which mainly comprise 178 Ito-Yokado superstores in Japan, primarily sell apparel, household goods and food.

     The convenience store operations mainly comprise 9,314 7-Eleven franchised and Company-operated stores in Japan and 5,816 such stores in North America and Hawaii. These operations consist of selling groceries, take-out foods and beverages, gasoline (at certain locations), dairy products, non-food merchandise, specialty items and services.

     The restaurant operations are mainly composed of the Denny's Japan restaurant chain, aggregating 561 restaurants in Japan.

     The other operations are mainly composed of finance, various kinds of services and electronic commerce operations.

     Assets and long-lived assets are those assets that are used exclusively in the operations of each business segment or geographic area at August 31, 2001 and 2002 and February 28, 2002.

     Capital expenditures include capitalized lease assets.

   The following tables show revenues from operations and other financial information by business segment, products and services and geographic area for the six months ended August 31, 2001 and 2002, and for the year ended February 28, 2002.

                                                                                Millions of yen
                                                        ------------------------------------------------------------
                                                        Six months ended      Six months ended     Fiscal year ended
 Business Segments                                       August 31, 2001       August 31, 2002     February 28, 2002
--------------------------------------------------------------------------------------------------------------------
Revenues from operations:
Superstore operations
  Customers                                                  733,029               749,195             1,502,170
  Intersegment                                                 6,555                 6,673                12,835
                                                        ------------------------------------------------------------
    Total                                                    739,584               755,868             1,515,005
Convenience store operations
  Customers                                                  771,124               833,555             1,557,558
  Intersegment                                                    23                    62                    59
                                                        ------------------------------------------------------------
    Total                                                    771,147               833,617             1,557,617
Restaurant operations
  Customers                                                   66,245                65,355               128,174
  Intersegment                                                   944                   876                 1,801
                                                        ------------------------------------------------------------
    Total                                                     67,189                66,231               129,975
Others
  Customers                                                    2,840                 8,973                 8,017
  Intersegment                                                 3,233                 3,760                 6,523
                                                        ------------------------------------------------------------
    Total                                                      6,073                12,733                14,540
Elimination of intersegment revenues                         (10,755)              (11,371)              (21,218)
                                                        ------------------------------------------------------------
  Consolidated total                                       1,573,238             1,657,078             3,195,919
                                                        ------------------------------------------------------------

Depreciation and amortization:
  Superstore operations                                       22,664                21,716                45,590
  Convenience store operations                                29,641                31,661                62,210
  Restaurant operations                                        1,881                 1,836                 3,918
  Others                                                       1,598                 4,024                 4,616
                                                        ------------------------------------------------------------
    Consolidated total                                        55,784                59,237               116,734
                                                        ------------------------------------------------------------

Operating income (loss):
  Superstore operations                                         (139)               12,091                 2,972
  Convenience store operations                                84,285                93,649               167,319
  Restaurant operations                                        5,057                 4,250                 6,952
  Others                                                      (5,395)               (9,241)              (13,078)
  Elimination of intersegment operating income                    --                    15                     9
                                                        ------------------------------------------------------------
    Consolidated total                                        83,808               100,764               164,174
                                                        ------------------------------------------------------------

Interest income:
  Superstore operations                                          988                   879                 1,933
  Convenience store operations                                 1,380                   898                 2,540
  Restaurant operations                                           53                     4                    69
  Others                                                           5                     0                     6
  Elimination of intersegment interest income                   (564)                 (608)               (1,137)
                                                        ------------------------------------------------------------
    Consolidated total                                         1,862                 1,173                 3,411
                                                        ------------------------------------------------------------

                                                                                Millions of yen
                                                        ------------------------------------------------------------
                                                        Six months ended      Six months ended     Fiscal year ended
 Business Segments                                       August 31, 2001       August 31, 2002     February 28, 2002
--------------------------------------------------------------------------------------------------------------------
Interest expense:
  Superstore operations                                         1,298                 1,161                 2,553
  Convenience store operations                                  5,954                 6,294                11,677
  Restaurant operations                                            12                     8                    21
  Others                                                           46                   137                   122
  Elimination of intersegment interest expense                   (564)                 (593)               (1,128)
                                                        ------------------------------------------------------------
    Consolidated total                                          6,746                 7,007                13,245
                                                        ------------------------------------------------------------
Segment profit:
  Superstore operations                                        21,550                11,134                22,737
  Convenience store operations                                 81,244                86,465               159,496
  Restaurant operations                                         4,341                 4,246                 5,874
  Others                                                       (5,436)               (9,378)              (13,196)
                                                        ------------------------------------------------------------
    Consolidated income before income taxes                   101,699                92,467               174,911
                                                        ------------------------------------------------------------

Assets:
  Superstore operations                                     1,041,791               974,143             1,033,646
  Convenience store operations                              1,139,849             1,149,097             1,116,058
  Restaurant operations                                        84,520                85,490                83,036
  Others                                                       79,013               169,448               112,711
                                                        ------------------------------------------------------------
    Total                                                   2,345,173             2,378,178             2,345,451
  Corporate assets                                             31,977                34,806                34,443
                                                        ------------------------------------------------------------
    Consolidated total                                      2,377,150             2,412,984             2,379,894
                                                        ------------------------------------------------------------
Unallocated corporate assets consist of investments in affiliates

Capital expenditures:
  Superstore operations                                         9,050                35,142                23,648
  Convenience store operations                                 45,168                59,956                94,139
  Restaurant operations                                         1,403                 1,851                 3,607
  Others                                                       14,495                 8,992                23,711
                                                        ------------------------------------------------------------
    Consolidated total                                         70,116               105,941               145,105
                                                        ------------------------------------------------------------

     Above segment information is available and regularly reviewed by the Company's senior management. The Company does not have significant noncash items other than depreciation and amortization in reported profit. The segment information of Other income (expenses) other than Interest income and Interest expense is as follows:

     Gain on subsidiary's common stock contribution to employee retirement benefit trust is attributed solely to the superstore operations.

     Loss on sale and write-down of security investments is mainly attributed to the superstore operations for the six months ended August 31, 2001 and for the year ended February 28, 2002 and mainly attributed to the convenience store operations for the six months ended August 31, 2002.

     Foreign currency exchanges (losses) are attributed to the superstore operations and the convenience store operations.

     Income taxes are not allocated to the segments.

     Following gains (losses) are not included in the segment information.

     Minority interests in earnings of consolidated subsidiaries are mainly attributed to the convenience store operations.

     Equity in earnings of affiliates is mainly attributed to the superstore operations.

     Cumulative effects of changes in accounting principles are attributed solely to the convenience store operations.

     Loss from discontinued operations are mainly attributed to the superstore operations.

                                                                                Millions of yen
                                                         -------------------------------------------------------------
                                                         Six months ended       Six months ended     Fiscal year ended
Products and Service Information                          August 31, 2001        August 31, 2002     February 28, 2002
----------------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Superstore operations
    Apparel                                                     204,422              198,634              417,393
    Household goods                                             144,857              140,717              300,606
    Foods                                                       356,910              380,099              730,366
                                                         -------------------------------------------------------------
      Subtotal                                                  706,189              719,450            1,448,365
    Other                                                        33,395               36,418               66,640
                                                         -------------------------------------------------------------
      Total                                                     739,584              755,868            1,515,005
Convenience store operations
    Merchandise                                                 443,596              501,462              923,586
    Gasoline                                                    174,119              170,983              334,671
    Franchise fees from domestic franchised stores              149,646              156,990              291,518
    Other                                                         3,786                4,182                7,842
                                                         -------------------------------------------------------------
      Total                                                     771,147              833,617            1,557,617
Restaurant operations                                            67,189               66,231              129,975
Others                                                            6,073               12,733               14,540
Elimination                                                     (10,755)             (11,371)             (21,218)
                                                         -------------------------------------------------------------
      Consolidated total                                      1,573,238            1,657,078            3,195,919
                                                         -------------------------------------------------------------


   Revenues from operations which are attributed to countries based on location of customers and long-lived assets for the six months ended August 31, 2001 and 2002, and for the year ended February 28, 2002 are as follows:

                                                                                Millions of yen
                                                         -------------------------------------------------------------
                                                         Six months ended       Six months ended     Fiscal year ended
Geographic Information                                    August 31, 2001        August 31, 2002     February 28, 2002
----------------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Japan                                                        984,967               1,020,290          1,995,024
  U. S. A                                                      539,537                 585,242          1,101,488
  Other                                                         48,734                  51,546             99,407
                                                         -------------------------------------------------------------
    Consolidated total                                       1,573,238               1,657,078          3,195,919
                                                         -------------------------------------------------------------
Long-lived assets:
  Japan                                                      1,016,652               1,068,819          1,038,861
  U. S. A                                                      338,189                 342,350            364,742
  Other                                                         14,319                  15,096             15,179
                                                         -------------------------------------------------------------
    Consolidated total                                       1,369,160               1,426,265          1,418,782
                                                         -------------------------------------------------------------

     Transfers between reportable business segments or geographic areas are made at prices independently determined. There has been no revenue from operations with a single major external customer for the six months ended August 31, 2002 and 2001, and for the year ended February 28, 2002.

11.  RELATED PARTY TRANSACTION
     In May 2002, a consolidated subsidiary made a personal loan of 228 million yen to one of the non-management director of 7-Eleven, Inc. The loan is secured by certain shares of stock held by the director, bears interest at 2.6% and is due in May 2003.


12.  SUBSEQUENT EVENTS
     On October 10,2002, the Company's Board of Directors declared a interim cash dividend of 6,698 million yen to be payable on November 15, 2002, to shareholders of record on August 31, 2002.

     On October 11, 2002, the Company filed a Japanese domestic shelf registration for 100,000 million yen of unsecured straight bonds with the expected period of issuance to end October 18, 2004. In connection with this 100,000 million yen registration, the Company issued the following bonds on November 1, 2002.

Series 5  50,000 million yen unsecured straight bonds

          Issue date:      November 1, 2002
          Issue price:     100.00 yen (par value 100.00 yen)
          Coupon rate:     0.65%
          redemption date: September 18, 2009
          Use:             Capital investment and redemption of previously
                           issued bonds

     On November 12, 2002, Seven-Eleven Japan Co., Ltd., a consolidated subsidiary, purchased 3.4 million shares of its treasury stocks at 3,130 yen per share. Total purchase amount is 10,642 million yen.

     Following the enactment of the Welfare Pension Insurance Law in Japan, on November 15, 2002, the Ito-Yokado Group Employee Pension Fund obtained approval from Japan's Ministry of Health, Labor and Welfare for exemption from the future obligation with respect to the portion of the Employee Pension Fund that the Company and certain of its subsidiaries operate on behalf of the Government (so-called substitutional portion). Under the accounting principles generally accepted in the United States of America, the relevant profit or loss may be recognized only on the settlement of the substitutional portion when the Company returns the past benefit obligation to the Government, which is expected to occur during the fiscal year ending February 28, 2004.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              ITO-YOKADO CO., LTD.
                                              (Registrant)

December 12, 2002

                                        By:   /s/ Akira Miyauchi
                                              --------------------------------
                                              Akira Miyauchi
                                              Managing Director